Exhibit 23(a)


INDEPENDENT AUDITORS' CONSENT


We consent to the inclusion in the Registration Statements of NCT Group, Inc. and subsidiaries (the "Company") to the incorporation by reference in Form S-3 (File Nos. 333-64967 and 333-43387) and Form S-8 (File Nos. 333-11213 and
333-47956) of our report, which includes explanatory paragraphs about the existence of substantial doubt concerning the Company's ability to continue as a going concern and the adoption of the new accounting standards on goodwill and for equity instruments with characteristics of both liabilities and equity, dated March 12, 2004, with respect to Note 28 March 31, 2004, on our audits of the consolidated financial statements and schedule as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 which report is included in this Annual Report on Form 10-K.


Eisner LLP


New York, New York
April 6, 2004